Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Partners

EnLink Midstream Partners, LP:

We consent to the use of our report dated February 17, 2016 with respect to the consolidated balance sheets of EnLink Midstream Partners, LP and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, changes in partners’ equity, and cash flows, for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which report appears in the December 31, 2015 Form 10-K incorporated by reference herein.

Our report refers to a change in the Partnership’s method of accounting for computing depreciation on certain assets.

/s/ KPMG LLP

Dallas, Texas

April 7, 2016